Allot Communications Ltd. Announces
Pricing of Initial Public Offering of 6,500,000 Ordinary Shares
Hod-Hasharon, Israel, November 16, 2006 — Allot Communications Ltd. (Nasdaq: ALLT) today announced the pricing of its initial public offering of 6,500,000 ordinary shares at a price of US$12.00 per share. All of the shares are being offered by the Company. Allot’s ordinary shares will be listed on the Nasdaq Global Market under the symbol “ALLT” and will begin trading on November 16, 2006. The closing of the offering is scheduled to take place on November 21, 2006. Allot expects to receive net proceeds from the offering, after deducting the underwriting discount and estimated offering expenses, of approximately US$70.5 million. Allot has granted the underwriters a 30-day option to purchase up to an aggregate of 975,000 ordinary shares to cover over-allotments, if any.
Lehman Brothers is acting as sole book-running manager, Deutsche Bank Securities is acting as co-lead manager and CIBC World Markets and RBC Capital Markets are acting as co-managers. The ordinary shares are being offered only by prospectus. Copies of the final prospectus relating to the offering may be obtained, when available, from Lehman Brothers, c/o ADP Financial Services, Prospectus Fulfillment, 1155 Long Island Avenue, Edgewood, New York 11717, by email: monica_castillo@adp.com, or fax (631) 254-7268.
A registration statement relating to these securities was filed and declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or other jurisdiction.
About Allot Communications Ltd.
Allot is a designer and developer of broadband service optimization solutions using advanced deep packet inspection, or DPI, technology. Allot’s solutions provide broadband service providers and enterprises with real-time, highly granular visibility into, and control of, network traffic, and enable them to efficiently and effectively manage and optimize their networks.
Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” as described in the Company’s final prospectus filed on November 16, 2006 with the U.S. Securities and Exchange Commission in connection with the company’s initial public offering. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.